MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2020

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2020 Third Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and nine months ended September 30, 2020 which are prepared in accordance with International Accounting Standard 34 Interim financial reporting, and the audited consolidated financial statements for the year ended December 31, 2019, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 4, 2020 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México, pursuing the development of its existing mineral properties and acquiring new assets. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and four mines currently in care and maintenance: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

SANTA ELENA SILVER/GOLD MINE
LA ENCANTADA SILVER MINE
SAN DIMAS SILVER/GOLD MINE
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA GUITARRA SILVER MINE

First Majestic Silver Corp. 2020 Third Quarter Report	Page 3

2020 THIRD QUARTER HIGHLIGHTS

Key Performance Metrics	2020-Q3	2020-Q2	Change Q3 vs Q2	2019-Q3	Change Q3 vs Q3	2020-YTD	2019-YTD	Change
Operational
Ore Processed / Tonnes Milled	655,920	333,559	97%	655,967	0%	1,588,621	2,205,517	(28%)
Silver Ounces Produced	3,158,866	1,834,575	72%	3,367,740	(6%)	8,145,421	9,892,695	(18%)
Silver Equivalent Ounces Produced	5,201,085	3,505,376	48%	6,636,716	(22%)	14,901,518	19,320,876	(23%)
Cash Costs per Ounce (1)	$2.49	$6.73	(63%)	$3.83	(35%)	$4.48	$5.64	(21%)
All-in Sustaining Cost per Ounce (1)	$9.94	$18.57	(46%)	$10.76	(8%)	$13.07	$12.78	2%
Total Production Cost per Tonne (1)	$71.56	$78.78	(9%)	$78.87	(9%)	$77.18	$74.06	4%
Average Realized Silver Price per Ounce (1)	$22.58	$17.33	30%	$17.63	28%	$19.74	$16.04	23%

Financial (in $millions)
Revenues	$125.9	$34.9	261%	$97.0	30%	$246.8	$267.5	(8%)
Mine Operating Earnings (Loss)	$48.0	($7.8)	NM	$27.8	73%	$61.4	$42.3	45%
Net Earnings (Loss)	$30.9	($10.0)	NM	$8.6	NM	($11.5)	($0.5)	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$52.2	($16.4)	NM	$34.6	51%	$59.1	$76.0	(22%)
Cash and Cash Equivalents	$232.4	$95.2	144%	$118.6	96%	$232.4	$118.6	96%
Working Capital (1)	$266.7	$114.2	134%	$149.2	79%	$266.7	$149.2	79%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.14	($0.05)	NM	$0.04	NM	($0.05)	$0.00	NM
Adjusted EPS (1)	$0.12	($0.10)	NM	$0.06	105%	$0.06	$0.03	133%
Cash Flow per Share (1)	$0.24	($0.08)	NM	$0.17	43%	$0.28	$0.38	(26%)

NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 29 to 35 for a reconciliation of non-GAAP to GAAP measures.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	189,918	204,577	261,425	655,920
Silver Ounces Produced	1,678,075	502,375	978,416	3,158,866
Gold Ounces Produced	18,268	7,428	76	25,771
Silver Equivalent Ounces Produced	3,125,662	1,091,026	984,397	5,201,085
Cash Costs per Ounce*	($1.50)	$0.85	$10.14	$2.49
All-in Sustaining Cost per Ounce*	$4.09	$6.37	$12.11	$9.94
Total Production Cost per Tonne	$120.60	$71.44	$36.04	$71.56
*Cash Cost per Ounce and All-in Sustaining Cost per Ounce are calculated on a per payable silver ounce basis.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 4

Operational Highlights

•Total production in the third quarter of 2020 was 5.2 million silver equivalent ounces, consisting of 3.2 million ounces of silver and 25,771 ounces of gold. Quarterly silver and gold production increased 72% and 63%, respectively, compared to the prior quarter after all mines returned to full production following Mexico’s Ministry of Health’s Federal Decree requiring all non-essential businesses, including mining, to temporarily suspend activities throughout most of April and May in response to the COVID-19 pandemic ("COVID-19 Suspensions").
•La Encantada produced 978,416 silver ounces, representing its second highest quarterly production since 2014. La Encantada is now expected to meet its annual budget and fully recover its lost silver production from the temporary COVID-19 Suspensions by year-end.
•San Dimas produced 1,678,075 ounces of silver and 18,268 ounces of gold, representing the highest quarterly silver production since First Majestic acquired the mine in May 2018.
•Santa Elena produced 502,375 ounces of silver and 7,428 ounces of gold.
•Cash Cost and AISC:
•Cash cost per ounce for the quarter was $2.49 per payable ounce of silver, compared to $6.73 per ounce in the previous quarter. The decrease in consolidated cash cost was attributed to increased production levels, as well as higher by-product credits as a result of higher level of gold sales from finished goods inventory that rolled over from the second quarter, which contributed an additional $7.4 million or $2.34 per ounce in by-product credits to the current quarter. The impact of increased by-product credits was partially offset by higher production costs due to an increase in ore development activities to catch up on lost production, additional mining contractor costs to replace vulnerable workers, and a 5% stronger Mexican Peso against the U.S. Dollar compared to the previous quarter.
•AISC per ounce in the third quarter was $9.94 per ounce compared to $18.57 per ounce in the previous quarter. The decrease in AISC per ounce was primarily due to the higher production levels which yields decreased average fixed overhead costs due to fixed costs being divided into more silver ounces produced compared to the previous quarter.
•Project Updates:
•San Dimas Mill Modernization Project: A new contractor camp for over 100 workers is being constructed at San Dimas to support the high-intensity grinding (“HIG”) mill installation and plant modernization programs. Demolition work and new process piping runs have continued throughout the quarter, however, due to current COVID-19 restrictions the phase-1 HIG mill project completion date has been extended to the second half of 2021.
•Santa Elena’s Ermitaño Project: Construction of a second portal, including the initial development of a new parallel ramp, at Santa Elena’s Ermitaño project was initiated during the third quarter.
•Santa Elena LNG Project: Liquefied Natural Gas (“LNG”) storage tanks were delivered and installed at Santa Elena during the quarter. The project remains on schedule for commissioning in the first quarter of 2021 and is expected to significantly reduce energy costs and carbon emissions going forward.
•Exploration program in the third quarter expanded as the Company returned to normal operations resulting from the construction of additional camp facilities and the reduction of the COVID-19 pandemic restrictions. At the end of the third quarter, 26 exploration drill rigs were active across the Company’s mines and projects consisting of 13 at San Dimas, eight at Santa Elena, three at La Encantada and two at La Parrilla.

Financial Highlights

•In the third quarter, the Company generated revenues of $125.9 million compared to $97.0 million in the third quarter of 2019. Revenues in the current quarter benefited from the sale of $25.0 million of withheld inventory from the second quarter, as well as a 28% increase in average realized silver price.
•The Company realized mine operating earnings of $48.0 million compared to $27.8 million in the third quarter of 2019. The increase in mine operating earnings was primarily attributed to higher metal prices combined with the sale of inventory held over from the second quarter which contributed an additional $9.8 million to mine operating earnings in the current quarter.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 5

•Net earnings for the quarter was $30.9 million (EPS of $0.14) compared to net earnings of $8.6 million (EPS of $0.04) in the third quarter of 2019.
•Adjusted net earnings for the quarter, normalized for non-cash or unusual items such as unrealized gain or loss on mark-to-market adjustment of foreign currency derivatives and marketable securities, share-based payments and deferred income taxes for the quarter ended September 30, 2020, was $25.7 million (Adjusted EPS of $0.12) compared to adjusted net earnings of $11.9 million (Adjusted EPS of $0.06) in the third quarter of 2019.
•Cash flow generated by operations before movements in working capital and income taxes in the quarter was $52.2 million ($0.24 per share) compared to $34.6 million ($0.17 per share) in the third quarter of 2019.
•Cash and cash equivalents at September 30, 2020 increased to record levels of $232.4 million and working capital was $266.7 million.
Corporate Development and Other
•Acquisition of Springpole Silver Stream from First Mining Gold Corp. ("First Mining"): On July 2, 2020, the Company completed an agreement with First Mining to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream") located in Ontario, Canada. Under the agreement, First Majestic agreed to pay First Mining total upfront consideration of $22.5 million in cash and shares, over three payments, with ongoing payments of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production), as payable silver is delivered by First Mining. During the third quarter, the Company made its initial payment of $10.0 million by paying $2.5 million in cash and $7.5 million by issuing 805,698 common shares to First Mining.

•Option Agreement with Silver Dollar Resources Inc. ("Silver Dollar") for Sale of the La Joya Project: In August 2020, First Majestic entered into a five year option agreement which gives Silver Dollar the option to earn an initial 80% interest in the Company's La Joya Project, following the exercise of which it may earn an additional 20% for an aggregate 100% interest within five years of executing the option agreement.
◦To exercise its first option to acquire an 80% interest in the La Joya Project, Silver Dollar will pay the Company CAD$1.3 million in cash over four years, issue shares equal to 19.9% of Silver Dollar's then-outstanding common shares within one year, incur CAD$1.0 million of exploration expenditures within the first five years, and grant First Majestic a 2% net smelter returns royalty. If Silver Dollar incurs the exploration expenditures within the first three years; however, First Majestic will waive CAD$600,000 of the remaining cash option payments.
◦Silver Dollar may exercise its second option and acquire the remaining 20% (for an aggregate 100% interest) of the La Joya Project by providing notice to First Majestic within 30 days of earning the first 80% interest and issuing to First Majestic additional shares equal to 5% of Silver Dollar's then-outstanding common shares.
◦During the third quarter, the Company has received CAD$0.3 million in cash and 19.9% of Silver Dollar’s outstanding common shares or 5,146,401 common shares with a fair value of $6.9 million from Silver Dollar. After netting La Joya's carrying value of $0.6 million, the Company recognized a gain of $6.5 million on the transaction.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 6

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2020			2019				2018
PRODUCTION HIGHLIGHTS	Q3	Q2(4)	Q1	Q4(3)	Q3(1)(2)	Q2	Q1	Q4
Ore processed/tonnes milled
San Dimas	189,918	114,390	200,109	182,265	173,679	172,368	163,264	172,641
Santa Elena	204,577	89,590	177,834	196,640	229,094	229,761	219,941	221,945
La Encantada	261,425	129,579	221,200	221,049	191,926	207,421	269,611	206,812
San Martin	—	—	—	—	—	39,213	62,148	66,924
La Parrilla	—	—	—	—	33,439	61,544	72,551	125,751
Del Toro	—	—	—	26,528	27,829	26,587	25,138	56,200
Consolidated	655,920	333,559	599,142	626,482	655,967	736,896	812,654	850,272
Silver equivalent ounces produced
San Dimas	3,125,662	2,395,633	3,672,169	3,516,117	3,502,102	3,641,139	3,172,270	3,127,871
Santa Elena	1,091,026	595,651	1,593,400	1,592,397	1,859,170	1,461,345	1,403,364	1,587,396
La Encantada	984,397	514,092	929,487	991,856	891,205	492,957	723,699	451,244
San Martin	—	—	—	—	—	271,450	421,091	511,911
La Parrilla	—	—	—	—	258,683	420,712	441,095	563,703
Del Toro	—	—	—	133,042	125,557	122,879	112,158	243,637
Consolidated	5,201,085	3,505,376	6,195,057	6,233,412	6,636,716	6,410,483	6,273,677	6,485,761
Silver ounces produced
San Dimas	1,678,075	1,102,931	1,677,376	1,658,721	1,639,481	1,603,016	1,404,454	1,367,028
Santa Elena	502,375	222,100	550,133	619,321	632,216	596,872	587,195	567,754
La Encantada	978,416	509,544	924,472	987,630	885,627	489,194	720,959	449,632
San Martin	—	—	—	—	—	224,056	331,539	404,523
La Parrilla	—	—	—	—	135,420	202,698	219,485	312,144
Del Toro	—	—	—	82,752	74,997	77,729	67,757	149,734
Consolidated	3,158,866	1,834,575	3,151,980	3,348,424	3,367,740	3,193,566	3,331,388	3,250,816
Cash cost per ounce
San Dimas	($1.50)	$3.77	$3.08	$0.74	$2.28	$1.64	$0.93	$0.58
Santa Elena	$0.85	$15.10	$2.12	($1.40)	($7.24)	$4.28	$2.81	($1.06)
La Encantada	$10.14	$9.38	$10.77	$10.12	$10.72	$16.57	$12.60	$15.60
San Martin	$—	$—	$—	$—	$—	$16.52	$11.35	$10.40
La Parrilla	$—	$—	$—	$—	$16.27	$14.13	$16.58	$13.80
Del Toro	$—	$—	$—	$28.62	$29.83	$27.29	$27.20	$27.69
Consolidated	$2.49	$6.73	$5.16	$3.73	$3.83	$6.84	$6.34	$6.06
All-in sustaining cost per ounce
San Dimas	$4.09	$13.04	$9.02	$7.41	$7.30	$8.49	$5.65	$5.35
Santa Elena	$6.37	$24.71	$6.03	$3.66	($5.17)	$7.73	$6.37	$2.18
La Encantada	$12.11	$11.60	$13.31	$12.67	$12.67	$18.87	$13.72	$18.70
San Martin	$—	$—	$—	$—	$—	$21.15	$15.67	$13.60
La Parrilla	$—	$—	$—	$—	$28.81	$21.61	$25.62	$21.18
Del Toro	$—	$—	$—	$38.84	$39.77	$36.33	$35.89	$37.83
Consolidated	$9.94	$18.57	$12.99	$12.25	$10.76	$14.76	$12.91	$12.83
Production cost per tonne
San Dimas	$120.60	$129.67	$126.33	$127.19	$135.71	$142.42	$122.17	$113.66
Santa Elena	$71.44	$74.50	$81.04	$68.77	$57.78	$58.88	$56.53	$54.55
La Encantada	$36.04	$36.80	$43.82	$43.92	$47.86	$38.29	$32.71	$33.20
San Martin	$—	$—	$—	$—	$—	$109.51	$80.39	$83.27
La Parrilla	$—	$—	$—	$—	$89.40	$75.96	$76.78	$52.47
Del Toro	$—	$—	$—	$106.99	$98.98	$91.89	$95.06	$84.67
Consolidated	$71.56	$78.78	$82.41	$78.62	$78.87	$77.93	$66.65	$65.31
1) La Parrilla was placed on temporary suspension effective September 2, 2019.
2) San Martin was placed on temporary suspension effective July 1, 2019 due to a growing insecurity in the area and safety concerns for our workforce. The re-opening date is contingent on security conditions in the region and cannot be determined at this time.
3) Del Toro's mining and milling operations were placed on temporary suspension effective January 1, 2020 to improve overall operating cash flows while focusing on an expanded drill program in the area.
4) In response to the COVID-19 pandemic, the Mexican Ministry of Health issued a decree requiring non-essential businesses, including mining, to temporarily suspend activities until May 23, 2020. As a result, production and costs were adversely affected during the quarter.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 7

Operating Results – Consolidated Operations

CONSOLIDATED	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q3 vs Q2	Change '20 vs '19

Ore processed/tonnes milled	655,920	333,559	599,142	1,588,621	2,205,517	97%	(28%)
Average silver grade (g/t)	170	193	185	181	164	(12%)	10%
Average gold grade (g/t)	1.27	1.52	1.74	1.50	1.49	(16%)	1%
Silver recovery (%)	88%	89%	89%	88%	85%	(1%)	4%
Gold recovery (%)	96%	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	3,158,866	1,834,575	3,151,980	8,145,421	9,892,695	72%	(18%)
Gold ounces produced	25,771	15,764	32,202	73,738	101,403	63%	(27%)
Pounds of lead produced	—	—	—	—	7,021,196	0%	(100%)
Pounds of zinc produced	—	—	—	—	3,691,100	0%	(100%)
Total production - ounces silver equivalent	5,201,085	3,505,376	6,195,057	14,901,518	19,320,876	48%	(23%)

Cost
Cash cost per ounce	$2.49	$6.73	$5.16	$4.48	$5.64	(63%)	(21%)
All-In sustaining costs per ounce	$9.94	$18.57	$12.99	$13.07	$12.78	(46%)	2%
Total production cost per tonne	$71.56	$78.78	$82.41	$77.18	$74.06	(9%)	4%

Underground development (m)	9,575	4,666	10,888	25,131	42,742	105%	(41%)
Diamond drilling (m)	46,751	10,250	40,458	97,460	146,541	NM	(33%)
NM - Not meaningful

COVID-19 Pandemic Update

Following the temporary COVID-19 Suspensions in the second quarter, all three of the Company's operations have resumed normal operations. Worker availability is a challenge amidst the COVID-19 pandemic but has been gradually improving and is being mitigated by increasing the use of temporary workers and contractors to replace vulnerable workers.

The Company continues to grant paid leave to "vulnerable employees" as defined by the Mexican Ministry of Health. Vulnerable according to the Mexican Ministry of Health consists of any of the following list of conditions including: anyone 60 years of age or older, workers with pre-existing conditions or compromised immune systems. Vulnerable workers currently account for approximately 11% of the Company's workforce at its three operating mines, an improvement from 18% at the end of the previous quarter. The Company continues to support its vulnerable workers with base pay and medical services as needed while they are not working. The Company is also supporting local communities by sponsoring health professionals, medical equipment, personal protective equipment, medicine and health supplements.

The Company is also in the process of constructing Polymerase Chain Reaction ("PCR") laboratory test facilities on site at San Dimas and partnering with test labs at Santa Elena to speed up testing capabilities at its mine sites. Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

Production

Total production for the third quarter was 5,201,085 silver equivalent ounces, consisting of 3.2 million ounces of silver and 25,771 ounces of gold. Due to the temporary COVID-19 Suspensions over most of April and May, total production increased by 48% compared to the previous quarter.

During the quarter, total ore processed at the Company's three operating mines amounted to 655,920 tonnes, a 97% increase compared to the previous quarter and 9% above the first quarter.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 8

Consolidated silver grades in the quarter averaged 170 g/t compared to 193 g/t in the previous quarter and consolidated gold grades averaged 1.27 g/t compared to 1.52 g/t in the prior quarter representing a 12% and 16% decrease respectively primarily due to lower grades. Silver and gold grades were impacted during the quarter primarily due to reduced available labour force caused by the pandemic and required maintenance plant work during the quarter.

Consolidated silver and gold recoveries averaged 88% and 96%, respectively, consistent with the previous quarter.

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per ounce for the quarter was $2.49 per payable ounce of silver, compared to $6.73 per ounce in the previous quarter. The decrease in consolidated cash cost was attributed to increased production levels, as well as higher by-product credits as a result of higher level of gold sales from finished goods inventory that rolled over from the second quarter, which contributed an additional $7.4 million or $2.34 per ounce in by-product credits to the current quarter. The impact of increased by-product credits was partially offset by higher production costs due to an increase in mine development activities to catch up on lost production, higher mining contractor costs to replace vulnerable workers, and a 5% stronger Mexican Peso against the U.S. Dollar compared to the previous quarter.

AISC in the third quarter was $9.94 per ounce compared to $18.57 per ounce in the previous quarter. The decrease in AISC per ounce was primarily due to the higher production levels which yields decreased average fixed overhead costs due to fixed costs being divided into 72% more silver ounces produced during the quarter.

Development and Exploration

During the third quarter, the Company completed 9,575 metres of underground development, an increase of 105% compared to 4,666 metres in the previous quarter due to the resumption of development activities which were temporarily suspended in the second quarter due to COVID-19 Suspensions.

In the third quarter, the exploration program completed 46,751 metres of drilling compared to 10,250 metres in the previous quarter. At the end of the quarter, 26 exploration drill rigs were active across the Company’s mines and projects consisting of 13 at San Dimas, eight at Santa Elena, three at La Encantada and two at La Parrilla.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 9

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

San Dimas	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q3 vs Q2	Change '20 vs '19

Total ore processed/tonnes milled	189,918	114,390	200,109	504,417	509,311	66%	(1%)
Average silver grade (g/t)	290	318	280	292	305	(9%)	(4%)
Average gold grade (g/t)	3.11	3.38	3.44	3.30	4.16	(8%)	(21%)
Silver recovery (%)	95%	94%	93%	94%	93%	1%	1%
Gold recovery (%)	96%	97%	96%	96%	96%	(1%)	0%

Production
Silver ounces produced	1,678,075	1,102,931	1,677,376	4,458,381	4,646,951	52%	(4%)
Gold ounces produced	18,268	12,042	21,308	51,618	65,711	52%	(21%)
Total production - ounces silver equivalent	3,125,662	2,395,633	3,672,169	9,193,465	10,315,510	30%	(11%)

Cost
Cash cost per ounce	($1.50)	$3.77	$3.08	$1.53	$1.65	(140%)	(7%)
All-In sustaining costs per ounce	$4.09	$13.04	$9.02	$8.16	$7.21	(69%)	13%
Total production cost per tonne	$120.60	$129.67	$126.33	$124.93	$133.65	(7%)	(7%)

Underground development (m)	7,111	3,488	7,100	17,700	17,259	104%	3%
Diamond drilling (m)	30,004	9,031	22,087	61,123	52,562	NM	16%
NM - Not meaningful

During the third quarter, the San Dimas mine produced 1,678,075 ounces of silver and 18,268 ounces of gold for a total production of 3,125,662 silver equivalent ounces, representing a 30% increase compared to the prior quarter primarily due to resumption of full operations following the temporary COVID-19 Suspensions as well as a temporary 13-day labour disruption in the previous quarter.

The mill processed a total of 189,918 tonnes with average silver and gold grades of 290 g/t and 3.11 g/t, respectively, compared to 114,390 tonnes milled with average silver and gold grades of 318 g/t and 3.38 g/t in the previous quarter.

Silver and gold recoveries averaged 95% and 96%, respectively, during the quarter which were consistent with the prior quarter.

The Central Block and Sinaloa Graben areas contributed approximately 69% and 27%, respectively, of the total production during the quarter. In addition, the recently rehabilitated Tayoltita and El Cristo areas contributed approximately 4% of total production in the quarter.

A new contractor camp for over 100 workers is being constructed at San Dimas to support the high-intensity grinding (“HIG”) mill installation and plant modernization programs. Demolition work and new process piping runs have continued throughout the quarter, however, due to current COVID-19 restrictions the phase-1 HIG mill project completion date has been extended to the second half of 2021.

In the third quarter, cash cost per ounce was negative $1.50 per ounce compared to $3.77 per ounce in the prior quarter. The decrease in cash cost was primarily attributed to increased production levels, as well as higher gold by-product credits as a result of the sale of withheld metal inventory from the second quarter, which contributed an additional $4.2 million or

First Majestic Silver Corp. 2020 Third Quarter Report	Page 10

$2.49 per ounce in by-product credits in the current quarter. The impact of increased by-product credits was partially offset by higher production costs due to increase in ore development activities, additional contractor costs to replace vulnerable workers, and a 5% stronger Mexican Peso against the U.S. Dollar compared to the previous quarter.

AISC for the quarter was $4.09 per ounce compared to $13.04 per ounce in the prior quarter due to the increase in production partially offset by the stronger Mexican Peso against the U.S. Dollar, of which the quarterly average rate strengthen 5% compared to the previous quarter.

The San Dimas mine has a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton") which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1. In the event the average gold to silver price ratio over a six month period is back below 90:1, the 70:1 exchange ratio shall be reinstated.

A total of 7,111 metres of underground development were completed in the third quarter, an increase of 104% compared to the prior quarter. Rehabilitation efforts on 4.5 km of the rail-car track inside the Tayoltita mine was completed during the quarter and another 1.5 km of track and supporting infrastructure will be rehabilitated in the second half of the year. Initial production from the Tayoltita mine began in June and is expected to ramp-up to 240 tpd by the end of 2020. The Tayoltita mine was one of the original mining areas at San Dimas and contains higher silver grades.

During the third quarter, four surface drills and nine underground drills were restarted and completed 30,004 metres compared to 9,031 metres in the prior quarter. Drilling in the third quarter was focused in the Central, Sinaloa and Tayoltita
Blocks and one regional project.

The Company is expecting to release an updated NI 43-101 Technical Report on San Dimas before the end of the year.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 11

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions totaling over 102,244 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q3 vs Q2	Change '20 vs '19

Total ore processed/tonnes milled	204,577	89,590	177,834	472,000	678,796	128%	(30%)
Underground tonnes
Tonnes milled	133,108	58,223	125,529	316,860	412,252	129%	(23%)
Average silver grade (g/t)	109	109	130	117	128	0%	(9%)
Average gold grade (g/t)	1.49	1.70	2.48	1.92	2.25	(12%)	(15%)
Heap leach tonnes
Tonnes milled	71,469	31,366	52,305	155,141	266,544	128%	(42%)
Average silver grade (g/t)	34	32	36	34	39	6%	(13%)
Average gold grade (g/t)	0.61	0.62	0.73	0.65	0.67	(2%)	(3%)
Silver recovery (%)	93%	92%	94%	93%	90%	1%	3%
Gold recovery (%)	95%	95%	96%	96%	95%	0%	1%

Production
Silver ounces produced	502,375	222,100	550,133	1,274,608	1,816,283	126%	(30%)
Gold ounces produced	7,428	3,677	10,842	21,948	33,728	102%	(35%)
Total production - ounces silver equivalent	1,091,026	595,651	1,593,400	3,280,078	4,723,880	83%	(31%)

Cost
Cash cost per ounce	$0.85	$15.10	$2.12	$3.88	($0.20)	94%	NM
All-In sustaining costs per ounce	$6.37	$24.71	$6.03	$9.42	$2.80	74%	NM
Total production cost per tonne	$71.44	$74.50	$81.04	$75.64	$57.75	(4%)	31%

Underground development (m)	1,273	606	1,940	3,820	6,289	110%	(39%)
Diamond drilling (m)	10,308	802	9,474	20,584	44,411	NM	(54%)
NM - Not meaningful

During the third quarter, Santa Elena produced 502,375 ounces of silver and 7,428 ounces of gold, representing an increase of 126% and 102%, respectively compared to the prior quarter for a total production of 1,091,026 silver equivalent ounces.

The mine processed a total of 204,577 tonnes during the quarter, consisting of 133,108 tonnes from the underground ore and 71,469 tonnes from the above ground heap leach pad.

Silver and gold grades from underground ore averaged 109 g/t and 1.49 g/t, respectively, and above ground heap leach pad averaged 34 g/t and 0.61 g/t. Silver and gold recoveries averaged 93% and 95%, respectively, during the quarter.

Cash cost in the third quarter was $0.85 per ounce compared to $15.10 per ounce in the previous quarter, primarily attributed to increased production levels, as well as higher gold by-product credits as a result of the sale of withheld inventory from the second quarter, which contributed an additional $3.2 million or $6.28 per ounce in by-product credits during the current quarter. The impact of increased by-product credits was partially offset by higher production costs due to additional contractor costs to replace vulnerable workers and a 5% stronger Mexican Peso against the U.S. Dollar compared to the previous quarter.

AISC for the quarter was $6.37 per ounce compared to $24.71 per ounce in the prior quarter due to the increase in production partially offset by the stronger Mexican Peso against the U.S. Dollar, of which the quarterly average rate strengthen 5% compared to the previous quarter.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 12

The storage tanks for the new LNG plant were delivered and installed during the quarter. Generators are expected to be installed by the end of October and all electrical tie-ins will be completed prior to testing by year-end. The new LNG facility is expected to be fully operational in the first quarter of 2021 and is expected to significantly reduce energy costs and lower the carbon footprint going forward.

In the third quarter, a total of 1,273 metres of underground development were completed at Santa Elena compared to 606 metres in the previous quarter.

Development and construction activities at the Ermitaño project accelerated during the quarter with the completion of additional surface and earthwork activities. The Company also began the construction of the east portal and parallel ramp that will be used to reduce future traffic congestion and serve as a ventilation circuit.

The Company is preparing for the development of five levels in the high-grade portion of the Ermitaño ore body with approximately 155 metres remaining to be completed to reach the first level access point. This area is expected to be reached in November followed by the development of the upper and lower levels of the first mining block. Initial limited production from the vein is expected to begin by mid-2021.

During the third quarter, five surface drills and three underground drills were restarted and completed 10,308 metres of drilling compared to 802 metres in the previous quarter. Exploration in the quarter was directed towards infill and expansionary drilling at the Santa Elena mine, Ermitaño project and on three regional projects.

The Company is expecting to release an updated NI 43-101 Technical Report on Santa Elena in the first quarter of 2021.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 13

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via a mostly-paved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q3 vs Q2	Change '20 vs '19

Ore processed/tonnes milled	261,425	129,579	221,200	612,204	668,958	102%	(8%)
Average silver grade (g/t)	152	158	165	158	136	(4%)	16%
Silver recovery (%)	77%	78%	79%	78%	72%	(1%)	8%

Production
Silver ounces produced	978,416	509,544	924,472	2,412,432	2,095,780	92%	15%
Gold ounces produced	76	45	52	172	140	69%	23%
Total production - ounces silver equivalent	984,397	514,092	929,487	2,427,975	2,107,861	91%	15%

Cost
Cash cost per ounce	$10.14	$9.38	$10.77	$10.22	$12.73	8%	(20%)
All-In sustaining costs per ounce	$12.11	$11.60	$13.31	$12.46	$14.48	4%	(14%)
Total production cost per tonne	$36.04	$36.80	$43.82	$39.01	$38.79	(2%)	1%

Underground development (m)	1,191	572	1,024	2,786	4,151	108%	(33%)
Diamond drilling (m)	5,528	417	4,565	10,510	13,626	NM	(23%)
NM - Not meaningful

During the quarter, La Encantada produced 978,416 silver ounces, representing a 92% increase from the previous quarter. The increase in production was attributed to 261,425 tonnes of ore processed, an increase of 102% compared to the second quarter. Silver grades and recoveries during the quarter averaged 152 g/t and 77%, respectively, slight decreases compared to the previous quarter.

Caving production from the San Javier and La Prieta areas contributed approximately 73% of the total silver production during the quarter. The Company anticipates continued strong production rates from these caving areas for the remainder of the year. As a result, La Encantada is now expected to fully recover its lost silver ounces from the recent COVID-19 Suspension by year-end.

Cash cost and AISC for the quarter were $10.14 and $12.11 per ounce, respectively, compared to $9.38 and $11.60 per ounce in the previous quarter. The increase in cash cost and AISC were primarily due to a 5% stronger Mexican Peso against the U.S. Dollar compared to the previous quarter.

The mill modernization project designed to improve processing efficiencies is expected to accelerate in the fourth quarter with the installation of new scrubbers for the foundry, main gear replacement and new impellers for two thickener tanks, filter press upgrades and improvements to the electrical control room.

A total of 1,191 metres of underground development were completed in the third quarter compared to 572 metres in the prior quarter. During the quarter, ramp development continued to access the Milagros breccia to prepare the mine for initial sub-level caving production in 2021.

During the third quarter, one surface drill and two underground drills completed 5,528 metres of drilling compared to 417 metres in the previous quarter. Drilling in the quarter was directed towards near mine and brownfield targets.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 14

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been temporarily suspended since September 2, 2019. The Company is currently using the La Parrilla mill and its ISO Certified Laboratory on site as a research and development facility while continuing the exploration programs.

In response to the COVID-19 pandemic, all drilling was halted at the end of March and the exploration team and drill contractors were demobilized from site. Brownfield and greenfield drilling resumed in the third quarter with two surface rigs completing 912 metres and concentrated on recently identified, non-drilled targets south of the mine area.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,130 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Effective January 2020, the Company has temporarily suspended Del Toro's mining and milling operations in order to improve overall operating cash flows and profit margins while focusing on the exploration program in the area. The exploration program will include drilling to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in mineral economics to justify a restart.

In response to the COVID-19 pandemic, all drilling has been halted since the end of March and the exploration team and drill contractors were demobilized from site. No drilling is planned at Del Toro for the remainder of the year but two drills are being planned to restart drilling in 2021.

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,518 hectares, including the application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company continues to work with government authorities to secure the area and is evaluating alternative operating plans. The re-opening date is contingent on security conditions in the region and cannot be determined at this time.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 15

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping, de-watering of the underground mine and water treatment.

Springpole Silver Stream, Ontario, Canada

On July 2, 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream") located in Ontario, Canada. Pursuant to the agreement, First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three staged payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares) was paid to First Mining on July 2, 2020;
•The second payment consisting of $3.75 million in cash and $3.75 million in First Majestic shares (based on 20 days volume weighted average price) will be paid upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price) will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway and the results of a Pre-Feasibility study anticipated in early 2021. The project contains NI 43-101 compliant resources of 24.2 million ounces of silver in the Indicated category and 1.1 million ounces of silver in the Inferred category, plus 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category.

According to the 2019 Preliminary Economic Assessment, average silver production from Springpole in years two through nine of the mine plan is expected to be 2.4 million ounces of silver per year. A total of 22 million ounces of silver is expected to be recovered over the life of the project - of which 50% would be purchased by First Majestic.

The Springpole Project offers substantial exploration upside over its large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 16

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended September 30, 2020 and 2019 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2020	2019	Variance %

Revenues	$125,881	$96,989	30%	(1)
Mine operating costs
Cost of sales	60,275	54,994	10%	(2)
Depletion, depreciation and amortization	17,573	14,181	24%	(3)
	77,848	69,175	13%

Mine operating earnings	48,033	27,814	73%

General and administrative expenses	5,520	6,690	(17)%	(4)
Share-based payments	1,703	2,326	(27)%
Mine holding costs	4,184	1,968	113%	(5)
Gain on divestiture of exploration projects	(6,421)	—	100%	(6)
Foreign exchange loss	5,340	1,821	193%
Operating earnings	37,707	15,009	151%
Unrealized gain on foreign currency derivatives	7,541	—	100%	(7)
Investment and other income	2,741	4,703	(42)%	(8)
Finance costs	(3,650)	(3,760)	(3)%
Earnings before income taxes	44,339	15,952	178%
Current income tax expense	3,842	1,972	95%
Deferred income tax expense	9,551	5,421	76%
Income tax expense	13,393	7,393	81%	(9)
Net earnings for the period	$30,946	$8,559	262%	(10)

Earnings per share (basic)	$0.14	$0.04	243%	(10)
Earnings per share (diluted)	$0.14	$0.04	250%	(10)

NM - Not meaningful

1.Revenues in the quarter increased 30% compared to the same quarter of the previous year primarily attributed to:
•a 28% increase in average realized price per ounce of silver sold of $22.58 compared to $17.63 in the third quarter of 2019, resulting in a $23.7 million increase in revenues; and
•a 4% increase in payable equivalent silver ounces sold compared to the same quarter of the prior year, resulting in a $5.0 million increase in revenues. Revenues in the quarter include approximately $25.0 million from the sale of approximately 970,000 ounces of silver and 6,000 ounces of gold held as finished goods inventory at the end of the second quarter in anticipation of higher metal prices.
2.Cost of sales in the quarter increased 10% or $5.3 million compared to the same quarter of the previous year as a result of the following factors:
•a $10.8 million increase in inventory changes due to the sale of approximately 970,000 ounces of silver and 6,000 ounces of gold from its finished goods inventory which were withheld last quarter;
•a $1.6 million recovery of inventory loss recognized in the third quarter of last year related to the Republic Metals Corp. bankruptcy litigation settlement; and
Partially offset by:
•a $9.7 million decrease in cost of sales attributed to the planned temporary suspension of operating activities at the Del Toro, La Parrilla and San Martin mines.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 17

3.Depletion, depreciation and amortization in the quarter increased $3.4 million or 24% compared to the same quarter of the previous year primarily due to:
•$4.3 million change in depletion and depreciation capitalized in finished goods inventory that were recognized as expense this quarter as the ounces were sold;
Partially offset by:
•a $2.0 million decrease related to planned temporary suspension of operating activities at the Del Toro, La Parrilla and San Martin mines.

4.General and administrative costs decreased by $1.2 million or 17% compared to the same quarter of the previous year primarily attributed to decrease in salaries and benefits associated with decrease in discretionary bonus and a 14% weaker Mexican Peso compared to the third quarter of 2019.

5.Mine holding costs increased by $2.2 million compared to the same quarter of 2019, primarily due to planned suspension of operating activities at the Del Toro, La Parrilla and San Martin mines during the second half of 2019.

6.Gain on divestiture of exploration project of $6.4 million during the quarter relates to the arrangement to option the La Joya project to Silver Dollar Resources Inc. in September 2020.

7.Unrealized gain on foreign currency derivatives of $7.5 million in the third quarter relates to mark-to-market adjustments on the Company's foreign currency derivatives. The Company utilizes these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos within the next three months. As at September 30, 2020, these derivatives require the Company to purchase Mexican Pesos with notional value of $23.6 million at USD:MXN rates ranging from 19.5 to 21.0 and with expiry dates between October to December 2020.

8.Investment and other income for the quarter decreased $2.0 million compared to the same quarter of 2019 primarily due to a realized gain on silver futures of $1.7 million in the third quarter of 2019 compared to $nil in the current quarter.

9.During the quarter, the Company recorded an income tax expense of $13.4 million compared to $7.4 million in the third quarter of 2019. The increase in income tax recovery was attributed primarily to increase in operating earnings in the third quarter and the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

10.As a result of the foregoing, net earnings for the quarter was $30.9 million (EPS of $0.14) compared to $8.6 million (EPS of $0.04) in the same quarter of the prior year.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 18

For the year to date ended September 30, 2020 and 2019 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date	Variance %
	2020	2019	20 vs '19

Revenues	$246,801	$267,468	(8)%	(1)
Mine operating costs
Cost of sales	136,297	177,113	(23)%	(2)
Cost of sales - standby costs	10,112	—	100%	(3)
Depletion, depreciation and amortization	39,006	48,082	(19)%	(4)
	185,415	225,195	(18)%

Mine operating earnings	61,386	42,273	45%

General and administrative	17,650	19,156	(8)%
Share-based payments	6,028	6,418	(6)%
Mine holding costs	14,566	3,170	NM	(5)
Loss on divestiture of exploration projects	3,685	—	100%	(6)
Foreign exchange loss (gain)	8,743	(1,296)	NM
Operating earnings	10,714	14,825	(28)%
Unrealized loss on foreign exchange derivatives	(4,862)	—	100%	(7)
Investment and other income	7,460	6,634	12%
Finance costs	(11,056)	(11,207)	(1)%
Earnings before income taxes	2,256	10,252	(78)%
Current income tax expense	5,851	5,936	(1)%
Deferred income tax expense	7,863	4,844	62%
Income tax expense	13,714	10,780	27%	(8)
Net loss for the period	($11,458)	($528)	NM	(9)

Loss per share (basic and diluted)	($0.05)	$0.00	NM	(9)

NM - Not meaningful
1.Revenues in the nine months ended September 30, 2020 decreased by $20.7 million or 8% compared to the previous year due to the following significant factors:
•Silver equivalent ounces sold decreased by 22% compared to the previous year resulting in a decrease in revenues of $75.1 million due to a 23% decrease in production primarily attributed to the temporary COVID-19 Suspension and the 13-day union work stoppage at San Dimas during the second quarter;
Partially offset by:
•a 23% increase in average realized price per ounce of silver sold of $19.74 compared to $16.04 in the prior year, resulting in a $52.8 million increase in revenues; and
•a $2.0 million decrease in smelting and refining charges due to less ounces sold and lower treatment charges for doré production.

2.Cost of sales in the year decreased $40.8 million or 23% compared to 2019 as a result of the following factors:
•a $34.8 million decrease in cost of sales attributed to the planned temporary suspension of operating activities at the Del Toro, La Parrilla and San Martin mines; and
•a decrease in production costs due to reduction in operational days pursuant to the temporary COVID-19 Suspension and 13-day union work stoppage at San Dimas during the second quarter, as well as the weaker Mexican Peso.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 19

3.Standby costs in the year were primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines during the temporary COVID-19 Suspensions, as well as $2.0 million incurred during the 13-day union work stoppage at San Dimas during the second quarter of 2020.

4.Depletion, depreciation and amortization in the year decreased $9.1 million or 19% compared to the previous year primarily due to 28% less milled tonnes caused by the temporary COVID-19 suspension of activities in the second quarter.

5.Mine holding costs for the year increased to $14.6 million primarily due to planned suspension of operating activities at the Del Toro, La Parrilla and San Martin mines.

6.Loss on divestiture of exploration projects of $3.7 million during the year relates to $10.1 million loss on the sale of the Plomosas project to GR Silver Mining Ltd. in March 2020, partially offset by $6.5 million gain on the arrangement to option the La Joya project to Silver Dollar Resources Inc. in September 2020.

7.Unrealized loss on foreign currency derivatives of $4.9 million during the year relates to mark-to-market adjustments on the Company's foreign currency derivatives. The Company utilizes these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos within the next three months. As at September 30, 2020, these derivatives require the Company to purchase Mexican Pesos with notional value of $23.6 million at USD:MXN rates ranging from 19.5 to 21.0 and with expiry dates between July to December 2020. Due to the recent volatility in the USD:MXN exchange rate, the Mexican Pesos depreciated 19% against the U.S. Dollar during the year, resulting in an unrealized loss on these foreign currency derivatives.

8.During the nine months ended September 30, 2020, the Company recorded an income tax expense of $13.7 million, compared to an income tax expense of $10.8 million in 2019. The increase in income tax expense was primarily driven by the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

9.As a result of the foregoing, net earnings for the nine months ended September 30, 2020 was $11.5 million (EPS of ($0.05)), compared to a loss of $0.5 million (EPS of $0.00) in the prior year.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 20

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2020			2019				2018
Selected Financial Information	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$125,881	$34,855	$86,065	$96,476	$96,989	$83,669	$86,810	$74,128
Cost of sales	$60,275	$26,187	$49,835	$55,033	$54,994	$62,772	$59,347	$56,230
Cost of sales - standby costs	$—	$9,166	$946	$—	$—	$—	$—	$—
Depletion, depreciation and amortization	$17,573	$7,264	$14,169	$17,502	$14,181	$16,691	$17,210	$26,925
Mine operating earnings (loss)	$48,033	($7,762)	$21,115	$23,941	$27,814	$4,206	$10,253	($9,027)
Net earnings (loss) after tax	$30,946	($9,968)	($32,436)	($39,946)	$8,559	($11,967)	$2,880	($164,443)
Earnings (loss) per share - basic	$0.14	($0.05)	($0.15)	($0.19)	$0.04	($0.06)	$0.01	($0.85)
Earnings (loss) per share - diluted	$0.14	($0.05)	($0.15)	($0.19)	$0.04	($0.06)	$0.01	($0.85)

During the third quarter of 2020, mine operating earnings were $48.0 million compared to mine operating loss of $7.8 million in the previous quarter. The increase in mine operating earnings was primarily due to the sale of finished goods withheld from the previous quarter, which contributed to a $91.0 million increase in revenue, partially offset by a $34.1 million increase in cost of sales and a $10.3 million increase in depletion, depreciation and amortization. As a result, net earnings for the quarter was $30.9 million compared to a net loss of $10.0 million in the previous quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2020, the Company had cash and cash equivalents of $232.4 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $4.6 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at September 30, 2020 was $266.7 million compared to $171.1 million at December 31, 2019. Total available liquidity at September 30, 2020 was $331.7 million (see page 35), including $65.0 million of undrawn revolving credit facility. Subsequent to September 30, 2020, the Company repaid its revolving credit facility balance of $9.7 million in full.

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Cash flow
Cash generated by operating activities	$55,003	$40,302	$36,503	$88,575
Cash used in investing activities	(33,522)	(28,439)	(85,775)	(85,604)
Cash generated by financing activities	116,172	12,515	115,459	58,083
Increase in cash and cash equivalents	$137,653	$24,378	$66,187	$61,054
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(447)	(293)	(2,760)	557
Cash and cash equivalents, beginning of the period	95,230	94,539	169,009	57,013
Cash and cash equivalents, end of period	$232,436	$118,624	$232,436	$118,624

First Majestic Silver Corp. 2020 Third Quarter Report	Page 21

The Company’s cash flows from operating, investing and financing activities during the nine months ended September 30, 2020 are summarized as follows:
•Cash generated by operating activities of $36.5 million, primarily due to:
•$59.1 million in operating cash flows from operating activities before movements in working capital and taxes;
net of:
•$17.8 million in net change in non-cash working capital items during the period, including $11.1 million increase in finished goods inventories and $8.0 million decrease in trade and other payables; and
•$4.8 million in income taxes paid during the period.
•Cash used in investing activities of $85.8 million, primarily related to:
•$46.7 million spent on mine development and exploration activities;
•$31.7 million spent on purchase of property, plant and equipment;
•$6.3 million spent on deposits on non-current assets; and
•$2.5 million spent on acquisition of the Springpole Silver Stream;
net of:
•$2.1 million received in settlement of derivatives.
•Cash provided by financing activities of $115.5 million, primarily consists of the following:
•$126.2 million of net proceeds from prospectus offerings; and
•$10.2 million of net proceeds from the exercise of stock options;
net of:
•$10.0 million repayment of debt facility;
•$5.2 million on repayment of lease obligations;
•$4.0 million payment of financing costs; and
•$1.7 million on repurchase of shares.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at September 30, 2020 and December 31, 2019, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at September 30, 2020, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$51,822	$51,822	$—	$—	$—
Debt facilities	174,236	13,334	160,902	—	—
Lease liabilities	24,109	5,576	8,244	7,446	2,843
Other liabilities	4,468	—	—	—	4,468
Purchase obligations and commitments	63,828	58,828	5,000	—	—
	$318,463	$129,560	$174,146	$7,446	$7,311

First Majestic Silver Corp. 2020 Third Quarter Report	Page 22

At September 30, 2020, the Company had working capital of $266.7 million (2019 – $149.2 million) and total available liquidity of $331.7 million (2019 – $204.2 million), including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	September 30, 2020
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$71,257	$57	$—	$12,532	($2,411)	$—	$81,435	$8,144
Mexican peso	9,253	—	36,532	—	(34,642)	23,550	34,693	3,469
	$80,510	$57	$36,532	$12,532	($37,053)	$23,550	$116,128	$11,613

First Majestic Silver Corp. 2020 Third Quarter Report	Page 23

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		September 30, 2020
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$199	$258	$457
	$199	$258	$457

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 24

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.
The Company is in the process of constructing Polymerase Chain Reaction ("PCR") laboratory test facilities on site at San Dimas and partnering with test labs at Santa Elena to speed up testing capabilities at its mine sites. Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.
As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Some of the Company's operations are located in relatively remote and isolated areas and represent a concentration of personnel working and residing in close proximity to one another. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
When Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required Primero Empresa Minera, S.A. de C.V. ("PEM") to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 25

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing PEM's effort to vigorously defend the validity of its APA. If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $192.4 million (4,321 million MXN), before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $219.0 million (4,919 million MXN) inclusive of interest, inflation, and penalties in violation of the terms of the APA (the "Reassessments"). The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by Mexico’s competent tax authority ("Dismissals") in May 2020. The Company believes that the Dismissals have no basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue vigorously disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including a constitutional challenge (called an “amparo”) before a District Court, which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court decisions. As a result, on May 13, 2020, the Company initiated an international arbitration proceeding against the Government of Mexico pursuant to the North American Free Trade Agreement ("NAFTA").

In September 2020, the Company was informed by its Mexican legal advisors that PEM will be served with a decision made on September 23, 2020 by the Federal Court on Administrative Matters (“Federal Court”), nullifying the APA granted to PEM and directing the tax authority to re-examine the evidence and basis for the issuance of the APA. The Federal Court decision is appealable to the Circuit Courts.

The Company’s legal advisors are of the view that the Federal Court’s decision was not arrived following regular procedures, was undertaken hastily, and did not provide opportunity for the presentation of evidence from PEM. In addition, the

First Majestic Silver Corp. 2020 Third Quarter Report	Page 26

decision is inconsistent with previous legal precedents and violates the Federal Mexican Constitution. The Company continues to assess all of its legal options, both domestic and international including under the North American Free Trade Agreement, and will make additional updates, when necessary, on its legal plan of action.

Based on the Company’s assessments with third party advisors, the Company believes Primero filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $16.4 million as non-current at September 30, 2020 as SAT is not expected to refund PEM’s income taxes paid until the dispute is resolved.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $6.8 million (155.5 million MXN) and $5.5 million (126.6 million MXN), respectively.  The key items relate to a forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the nine months ended September 30, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million, an average price of CAD$8.56 per share, through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Off-Balance Sheet Arrangements

At September 30, 2020, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project (see "Corporate Development Highlights"). First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2020.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 27

Outstanding Share Data

As at November 3, 2020, the Company has 221,237,687 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020, the Company applied the accounting policies, critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2019 and the following accounting policies, critical judgments and estimates in applying accounting policies:

Stream Asset

A stream asset is long-term metal purchase agreement for which settlement is called for in silver, the amount of which is based on production at a mine corresponding to the specific agreement. On acquisition of a stream asset, an allocation of its fair value may be attributed to the exploration potential of the interest and is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources (“IFRS 6”). A stream asset where the mine corresponding to the specific agreement is an exploration and evaluation stage property is classified as exploration and evaluation asset and is assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

Once the technical feasibility, commercial viability and a development decision have been established, the value of the stream asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6. It is subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

A producing stream asset is depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

Amendments to IFRS 3 Definition of a Business
The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.
The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

Amendments to IFRS 16 Leases

To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19 the International Accounting Standards Board ("IASB") proposed an amendment to IFRS 16 which provides lessees with a practical expedient

First Majestic Silver Corp. 2020 Third Quarter Report	Page 28

that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. This amendment did not have a significant impact to the Company's financial statements as the Company has not received any COVID-19 related rent concessions as of the date of these financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 29

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars,	Three Months Ended September 30, 2020
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$10,219	$4,536	$2,669	$17,424
Milling cost	4,233	6,847	4,107	15,187
Indirect cost	8,452	3,233	2,646	14,331
Total production cost (A)	$22,905	$14,616	$9,422	$46,943
Add: transportation and other selling cost	348	133	124	662
Add: smelting and refining cost	506	166	279	951
Add: environmental duty and royalties cost	416	142	139	697
Total cash cost before by-product credits (B)	$24,175	$15,057	$9,964	$49,253
Deduct gold by-product credits	($26,695)	($14,632)	($79)	($41,406)
Total cash cost (C)	($2,520)	$425	$9,885	$7,847
Workers’ participation	2,146	51	80	2,276
General and administrative expenses	—	—	—	5,045
Share-based payments	—	—	—	1,703
Accretion of decommissioning liabilities	136	71	116	570
Sustaining capital expenditures	7,047	2,460	1,075	12,735
Operating lease payments	60	192	644	1,187
All-In Sustaining Costs (D)	$6,869	$3,199	$11,800	$31,363
Payable silver ounces produced (E)	1,677,236	501,873	974,502	3,153,611
Tonnes milled (F)	189,918	204,577	261,425	655,920

Total cash cost per ounce, before by-product credits (B/E)	$14.41	$30.00	$10.22	$15.62
Total cash cost per ounce (C/E)	($1.50)	$0.85	$10.14	$2.49
All-in sustaining cost per ounce (D/E)	$4.09	$6.37	$12.11	$9.94
Production cost per tonne (A/F)	$120.60	$71.44	$36.04	$71.56

First Majestic Silver Corp. 2020 Third Quarter Report	Page 30

(expressed in thousands of U.S. Dollars,		Three Months Ended September 30, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	Consolidated
Mining cost	$9,707	$4,216	$1,689	$981	$956	$17,549
Milling cost	5,627	6,610	5,091	1,145	724	19,197
Indirect cost	8,235	2,412	2,404	863	1,075	14,989
Total production cost (A)	$23,569	$13,238	$9,184	$2,989	$2,754	$51,734
Add: transportation and other selling cost	208	40	97	120	39	555
Add: smelting and refining cost	52	58	197	682	117	1,106
Add: environmental duty and royalties cost	190	148	31	13	7	390
Total cash cost before by-product credits (B)	$24,019	$13,484	$9,509	$3,804	$2,917	$53,785
Deduct by-product credits attributed to:
Gold by-product credits	(20,319)	(18,054)	(55)	(5)	(1)	(38,430)
Lead by-product credits	—	—	—	(979)	(792)	(1,771)
Zinc by-product credits	—	—	—	(781)	—	(781)
Total by-product credits	($20,319)	($18,054)	($55)	($1,765)	($793)	($40,982)
Total cash cost (C)	$3,700	($4,570)	$9,454	$2,039	$2,124	$12,803
Workers’ participation	1,205	57	77	66	45	1,549
General and administrative expenses	—	—	—	—	—	6,379
Share-based payments	—	—	—	—	—	2,326
Accretion of decommissioning liabilities	186	51	146	69	54	597
Sustaining capital expenditures	6,710	1,153	1,469	1,395	586	11,781
Operating lease payments	131	42	27	42	23	572
All-In Sustaining Costs (D)	$11,932	($3,267)	$11,173	$3,611	$2,832	$36,007
Payable silver ounces produced (E)	1,638,661	631,584	882,085	125,401	71,247	3,348,978
Tonnes milled (F)	173,679	229,094	191,926	33,439	27,829	655,967

Total cash cost per ounce, before by-product credits (B/E)	$14.68	$21.35	$10.78	$30.34	$40.96	$16.07
Total cash cost per ounce (C/E)	$2.28	($7.24)	$10.72	$16.27	$29.83	$3.83
All-in sustaining cost per ounce (D/E)	$7.30	($5.17)	$12.67	$28.81	$39.77	$10.76
Production cost per tonne (A/F)	$135.71	$57.78	$47.86	$89.40	$98.98	$78.87

First Majestic Silver Corp. 2020 Third Quarter Report	Page 31

(expressed in thousands of U.S. Dollars,	Nine Months Ended September 30, 2020
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$27,992	$11,491	$6,492	$45,975
Milling cost	13,290	16,879	10,762	40,931
Indirect cost	21,735	7,331	6,630	35,696
Total production cost (A)(1)	$63,018	$35,701	$23,884	$122,603
Add: transportation and other selling cost	791	263	265	1,504
Add: smelting and refining cost	1,133	327	508	1,981
Add: environmental duty and royalties cost	853	298	196	1,345
Total cash cost before by-product credits (B)	$65,795	$36,589	$24,853	$127,433
Deduct by-product credits attributed to:
Gold by-product credits	(58,996)	(31,649)	(289)	(90,934)
Lead by-product credits	—	—	—	(76)
Total by-product credits	($58,996)	($31,649)	($289)	($91,010)
Total cash cost (C)	$6,799	$4,940	$24,564	$36,423
Workers’ participation	10,560	151	290	11,000
General and administrative expenses	—	—	—	16,250
Share-based payments	—	—	—	6,028
Accretion of decommissioning liabilities	416	217	352	1,739
Sustaining capital expenditures	18,362	6,397	2,814	31,496
Operating lease payments	233	289	1,927	3,325
All-In Sustaining Costs (D)	$36,370	$11,994	$29,947	$106,261
Payable silver ounces produced (E)	4,456,152	1,273,333	2,402,782	8,132,268
Tonnes milled (F)	504,417	472,000	612,204	1,588,621

Total cash cost per ounce, before by-product credits (B/E)	$14.76	$28.73	$10.34	$15.67
Total cash cost per ounce (C/E)	$1.53	$3.88	$10.22	$4.48
All-in sustaining cost per ounce (D/E)	$8.16	$9.42	$12.46	$13.07
Production cost per tonne (A/F)	$124.93	$75.64	$39.01	$77.18
(1) Production costs in the nine months ended September 30, 2020 exclude standby costs related to COVID-19 Suspensions at San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million), as well as the 13-day union work stoppage at San Dimas ($2.0 million).

First Majestic Silver Corp. 2020 Third Quarter Report	Page 32

(expressed in thousands of U.S. Dollars,	Nine Months Ended September 30, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$29,427	$13,513	$5,721	$3,390	$5,097	$2,657	$59,803
Milling cost	15,904	18,987	13,745	3,210	4,671	2,030	58,547
Indirect cost	22,734	6,701	6,480	2,690	3,467	2,901	44,974
Total production cost (A)	$68,065	$39,201	$25,946	$9,290	$13,235	$7,587	$163,324
Add: transportation and other selling cost	821	177	219	84	516	126	2,096
Add: smelting and refining cost	786	364	467	142	1,812	370	3,941
Add: environmental duty and royalties cost	537	345	68	52	45	20	1,067
Total cash cost before by-product credits (B)	$70,209	$40,087	$26,700	$9,568	$15,608	$8,103	$170,428
Deduct: By-product credits attributed to
Gold by-product credits	(62,573)	(40,452)	(123)	(2,105)	(42)	(9)	(105,304)
Lead by-product credits	—	—	—	—	(3,990)	(2,203)	(6,193)
Zinc by-product credits	—	—	—	—	(3,467)	—	(3,467)
Total by-product credits	($62,573)	($40,452)	($123)	($2,105)	($7,499)	($2,212)	($114,964)
Total cash cost (C)	$7,636	($365)	$26,577	$7,463	$8,109	$5,891	$55,464
Workers’ participation	5,622	150	235	389	173	54	6,623
General and administrative expenses	—	—	—	—	—	—	17,934
Share-based payments	—	—	—	—	—	—	6,418
Accretion of decommissioning liabilities	558	155	443	178	211	164	1,806
Sustaining capital expenditures	19,499	5,024	2,901	2,037	4,377	1,643	36,113
Operating lease payments	164	113	64	82	79	74	1,199
All-In Sustaining Costs (D)	$33,479	$5,077	$30,220	$10,149	$12,949	$7,826	$125,557
Payable silver ounces produced (E)	4,644,628	1,814,467	2,087,397	555,039	519,311	209,459	9,830,301
Tonnes milled (F)	509,311	678,796	668,958	101,362	167,535	79,555	2,205,517

Total cash cost per ounce, before by-product credits (B/E)	$15.12	$22.09	$12.79	$17.24	$30.06	$38.69	$17.34
Total cash cost per ounce (C/E)	$1.65	($0.20)	$12.73	$13.45	$15.61	$28.13	$5.64
All-in sustaining cost per ounce (D/E)	$7.21	$2.80	$14.48	$18.29	$24.93	$37.37	$12.78
Production cost per tonne (A/F)	$133.65	$57.75	$38.79	$91.65	$78.99	$95.37	$74.06

First Majestic Silver Corp. 2020 Third Quarter Report	Page 33

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues as reported	$125,881	$96,989	$246,801	$267,468
Add back: smelting and refining charges	951	1,106	1,981	3,941
Gross revenues	126,832	98,095	248,782	271,409
Less: Sandstorm gold revenues	(802)	(1,332)	(2,056)	(3,122)
Less: Wheaton gold revenues	(5,930)	(6,892)	(16,485)	(20,025)
Gross revenues, excluding Sandstorm, Wheaton (A)	$120,100	$89,871	$230,241	$248,262

Payable equivalent silver ounces sold	6,328,867	6,141,567	14,294,458	18,384,085
Less: Payable equivalent silver ounces sold to Sandstorm	(138,087)	(248,778)	(418,612)	(589,304)
Less: Payable equivalent silver ounces sold to Wheaton	(871,856)	(796,201)	(2,209,612)	(2,321,819)
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	5,318,924	5,096,588	11,666,234	15,472,962

Average realized price per ounce of silver sold (A/B)(1)	$22.58	$17.63	$19.74	$16.04
Average market price per ounce of silver per COMEX	$24.35	$17.02	$19.21	$15.82
(1)    Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating Cash Flows before Working Capital and Taxes	$52,220	$34,606	$59,119	$76,040
Weighted average number of shares on issue - basic	214,919,070	203,777,091	211,333,281	200,220,903
Cash Flow per Share	$0.24	$0.17	$0.28	$0.38

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes certain non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 34

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net earnings (loss) as reported	$30,946	$8,559	($11,458)	($528)
Adjustments for non-cash or unusual items:
Deferred income tax expense	9,551	5,421	7,863	4,844
Share-based payments	1,703	2,326	6,028	6,418
Gain from investment in derivatives and marketable securities	(2,497)	(2,173)	(4,418)	(1,522)
Unrealized (gain) loss on foreign currency derivatives	(7,541)	—	4,862	—
Recovery of mineral inventory	—	(616)	(443)	(2,223)
Standby costs related to COVID-19 Suspension	—	—	7,162	—
(Gain) loss on divestiture of exploration projects	(6,421)	—	3,685	—
Cost recovery related to Republic Metals bankruptcy	—	(1,600)	—	(1,600)
Adjusted net earnings	$25,741	$11,917	$13,281	$5,389
Weighted average number of shares on issue - basic	214,919,070	203,777,091	211,333,281	200,220,903
Adjusted EPS	$0.12	$0.06	$0.06	$0.03

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	September 30, 2020	December 31, 2019
Current Assets	$344,142	$242,979
Less: Current Liabilities	(77,462)	(71,853)
Working Capital	$266,680	$171,126
Available Undrawn Revolving Credit Facility	65,031	55,031
Available Liquidity	$331,711	$226,157

First Majestic Silver Corp. 2020 Third Quarter Report	Page 35

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•     provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

During the nine months ended September 30, 2020, the Company implemented social distancing protocols to have majority of its corporate office and site administrative staff to work remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 36

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves,

First Majestic Silver Corp. 2020 Third Quarter Report	Page 37

the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2020 Third Quarter Report	Page 38